June 19, 2006
BY EDGAR AND FACSIMILE
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Rebekah Toton

Re:	S1 Corporation PREC14A filed May 24, 2006 (“Proxy Statement”) File No. 0-24931

Soliciting Materials filed pursuant to Rule 14a-12 on April 25, 2006 File No. 0-24931
Dear Ms. Toton:
Further to our telephone conversation on June 6, 2006 and on behalf of S1 Corporation (the “Company”), we are forwarding for your review a draft Form 10-K/A (“Form 10-K/A”). As agreed to by the staff, the Company is responding to the staff’s June 6, 2006 letter of comment to the Company’s preliminary proxy statement filed on May 24, 2006 (File No. 0-24931) (the “Comment Letter”) in the Form 10-K/A.
The Company’s responses to the Comment Letter are set forth below, with each paragraph numbered to correspond to the numbered comment set forth in the Comment Letter. Capitalized terms used but not defined in this letter have the definitions set forth in the Form 10-K/A.
Preliminary Proxy Statement on Schedule 14A
1.	We note your revised disclosure and responses to prior comments 5 and of our letter dated April 28, 2006. As previously discussed with counsel, please amend the disclosure in your annual report for the fiscal year ended December 31, 2005 to provide similar disclosure.

Response: The Company has revised the disclosure to respond the staff’s comment. Please see the revised disclosure on pages 7-9 of the Form 10-K/A.

Securities and Exchange Commission
June 19, 2006

2.	Please refer to prior comment 8 of our letter dated April 28, 2006. We note from your response that the Master Software Development and Consulting Services Agreement is effectively an “umbrella” agreement covering a broad scope of potential work that does not provide for any minimum quantity of work or revenues, but merely acts as a framework to govern your overall relationship with State Farm. As such, you argue that is not required to be publicly filed because it does not fall within one of the categories of agreements specified in Item 601(b)(10)(ii)(A)-(D). Given that State Farm owns more than 5% of your common stock and is a security holder named in the Schedule 14A and incorporated by reference into the Form 10-K, it appears that the contract is subject to Item 601(b)(ii)(A). Item 601(b)(ii)(A) does not provide exceptions for “umbrella” contracts or contracts that may be terminable with limited notice. In addition, this contract governs the framework for your relationship with a customer responsible for 25% of the revenues in your Financial Institutions business segment in fiscal 2005 and 22%, 23% and 21% of revenues from continuing operations during the years ended December 31, 2005, 2004 and 2003, respectively. Given the importance of State Farm to this industry segment and to your overall revenues over the last three years, it appears you are substantially dependent on this contract. Please file this contract as an exhibit to your Form 10-K/A.

Response: The Company has filed the Master Software Development and Consulting Services Agreement in response to the staff’s comment. Please see Exhibit 10.18 to the Form 10-K/A.

3.	We further note your expanded disclosure on page 18. However, you should revise your disclosure to provide the material terms of all significant agreements, including the Master Software Development and Consulting Services, which set forth the terms of your relationship with State Farm. This disclosure should include a description of the manner in which you are presented and bid on individual work orders and how the existence of this “umbrella” agreement facilitates this process. Given that State Farm is a related party, the process by which you obtain individual work orders should be described in detail, i.e., through a competitive bidding with parties unrelated to State Farm or otherwise. You should describe in detail any differences in the manner in which you price work orders for unrelated parties. Please also tell us if any one work order accounts for a significant amount of total revenues. If so, provide a detailed analysis as to whether such work order should be filed as a material agreement.

Securities and Exchange Commission
June 19, 2006

Response: The Company has revised the disclosure to include the material terms of the Master Software Development and Consulting Services Agreement. Please see the revised disclosure on page 10 of the Form 10-K/A. Additionally, the Company hereby advises the staff that no single work order accounts for a significant amount (i.e., 5% or more) of total revenues.
Sincerely,
/s/ Amit Saluja
Enclosures

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K/A
Amendment No. 3

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from           to
Commission file number: 000-24931
S1 CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	58-2395199 (I.R.S. Employer Identification No.)

3500 Lenox Road, NE, Suite 200 Atlanta, Georgia (Address of principal executive offices)	30326 (Zip Code)
Registrant’s telephone number, including area code: (404) 923-3500
Securities registered pursuant to Section 12(b) of the Act:
Not Applicable
Securities registered pursuant to Section 12(g) of the Act:
Common Stock, par value $0.01 per share
Title of Class
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
     Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☑
     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined in Rule 12b-2 of the Act).
Large accelerated filer ☐                                         Accelerated filer ☑                                         Non-accelerated filer ☐
     Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑
     Aggregate market value of the common stock held by non-affiliates of the Registrant, computed using the closing price for the Registrant’s common stock on June 30, 2005, was $330,470,617.
Shares of common stock outstanding as of March 1, 2006: 70,453,355
Documents Incorporated by Reference
     List hereunder the following documents if incorporated by reference and the Part of the Form 10-K into which the document is incorporated:
     None

EXPLANATORY NOTE
     This Amendment No. 3 to the Annual Report on Form 10-K of S1 Corporation (“Company”) amends the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, originally filed on March 16, 2006 (the “Original Filing”), the Amended Annual Report of Form 10-K/A, filed March 30, 2006 (“Amendment No. 1”) and the Amended Annual Report on Form 10-K/A, filed May 1, 2006 (“Amendment No. 2”). The Company is filing this Amendment to amend information required by Items 11 and 13 of Part III. Specifically, the Compensation Committee Report on Executive Compensation in Item 11 has been revised to include additional information and Item 13 has been revised to include additional information regarding the Company’s relationship with State Farm Mutual Automobile Insurance Company. Additionally, the Company is filing a copy of the Master Software Development and Consulting Services Agreement (“Agreement”) between the Company and State Farm Mutual Automobile Insurance Company as exhibit 10.18 hereto. The index set forth in Part IV, Item 15(a)(3) and (b) has also been amended and restated in its entirety to reflect the filing of the Agreement and to include the additional certifications referenced below.
     As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), also included in this Form 10-K/A are the certifications required by Rule 13a-14(a) of the Exchange Act, which have been re-executed and re-filed as of the date of this Form 10-K/A as Exhibits 31.7 and 31.8, respectively.
     Except as described above, no other changes have been made to the Original Filing Amendment No. 1. or Amendment No. 2. This Amendment continues to speak as of the date of the Original Filing, and the registrant has not updated the disclosures contained therein to reflect any events that occurred at a date subsequent to the filing of the Original Filing.

Table of Contents

Item 11. Executive Compensation	3
Item 13. Certain Relationships and Related Transactions	10
Item 15. Exhibits and Financial Statement Schedules	11
Signature	14

ITEM 11. EXECUTIVE COMPENSATION
Executive and Director Compensation
     The following table shows the cash compensation earned by our current Chief Executive Officer, our former Chief Executive Officer and the next highest compensated executive officer serving at December 31, 2005, whose total annual salary and bonus for the fiscal year ended December 31, 2005 exceeded $100,000 (the “named executive officers”). These were the only individuals who served as executive officers of S1 during the fiscal year ended December 31, 2005. No stock appreciation rights have been granted by S1 or its predecessor, Security First Network Bank.
Summary Compensation Table

		Annual Compensation			Long Term
					Compensation
					Securities
				Other Annual	Underlying	All Other
		Salary	Bonus	Compensation	Options	Compensation
Name and Principal Position	Year	($)	($)	($)	(#)	($) (a)
Jaime W. Ellertson (b)	2005	320,616	—	—	—	4,769
Chief Executive Officer and	2004	570,000	355,460	60,000	239,000	8,629
Director	2003	592,500	248,400	—	350,000	7,142

James S. Mahan III (c)	2005	512,500	—	138,800	400,000	6,548
Chief Executive Officer and	2004	450,000	—	36,730	100,000	6,159
Chairman of the Board	2003	450,000	—	86,411	30,000	7,734

Matthew Hale (d)	2005	271,042	—	—	200,000	11,352
President of North	2004	268,125	165,000	—	89,000	8,204
America Retail Banking, Global Wholesale Banking, and Insurance Markets	2003	273,281	103,500	—	150,000	9,901

(a)	All other compensation includes matching contributions to S1’s 401(k) plan and life and health insurance premiums. 401(k) contributions for 2005 and 2003 were $750 and $2,625 for Mr. Mahan, and were $3,746 and $4,927 for Mr. Hale. Mr. Ellertson did not participate in the 401(k) plan. In 2004, there were no matching contributions made to the 401(k) plan. The insurance premiums for 2005, 2004 and 2003 were $4,769, $8,629 and $7,142 for Mr. Ellertson; $5,798, $6,159 and $5,109 for Mr. Mahan; and $7,606, $8,204 and $4,975 for Mr. Hale.
(b)	Mr. Ellertson has not served as S1’s Chief Executive Officer since July 24, 2005. In connection with Mr. Ellertson’s termination, he is entitled to receive termination benefits described in his employment agreement. In 2005, no such payments were made to Mr. Ellertson. However, we will honor the terms of the employment agreement and expect to begin paying Mr. Ellertson’s termination benefits during 2006. Payments under this agreement are expected to be approximately $1.7 million.
(c)	In July 2005, Mr. Mahan was appointed Chief Executive Officer. In connection with this appointment, we offered Mr. Mahan a commuter allowance in lieu of relocation reimbursement. We have agreed to reimburse Mr. Mahan up to $500,000 during the time he serves as Chief Executive Officer. During 2005, we reimbursed Mr. Mahan $138,800 under this agreement. In 2004 and 2003, we reimbursed Mr. Mahan for the management fees paid in connection with his fractional interest in an airplane that he uses for personal use in lieu of an annual bonus. This amounted to $36,730 and $86,411 in 2004 and 2003, respectively. There was no such reimbursement in 2005.
(d)	Mr. Hale has served as President of North America Retail Banking, Global Wholesale Banking, and Insurance Markets from since October 2005. Prior to October 2005, Mr. Hale served as Chief Financial Officer.
     In 2005, directors, who are not employed by us, earned an annual fee of $20,000 and an attendance fee of $1,000 per meeting and received reimbursements for travel and other expenses incurred in connection with attending meetings of our board of directors. Committee chairpersons received $1,000 per committee meeting and committee members earned $500 per committee meeting. Additionally, directors are eligible to receive stock option grants under our 2003 Stock Incentive Plan. In August 2005, Mr. Gupta was awarded options to purchase 25,000 shares of S1 common stock at an exercise price of $4.28 per share. In November 2005, Messrs. Ivester, Johnson, Owens and Speigel were each awarded options to purchase 30,000 shares of S1 common stock at an exercise price of $4.15 per share. Director stock option grants vest one year after the grant date.
Option Grants
     The following table contains information concerning the grant of stock options to the named executive officers during fiscal year 2005.
Option Grants in Last Fiscal Year

					Potential Realizable Value at
					Assumed Annual Rates of
					Stock Price Appreciation for
	Individual Grants				Option Term
		% of Total
	Number of	Options	Weighted
	Securities	Granted to	Average
	Underlying	Employees in	Exercise or
	Options	Fiscal Year	Base Price	Expiration
Name	Granted (#)	(%)	($/share)	Date	5%	10%
Jaime W. Ellertson (c)	—	—	—	—	—	—
James S. Mahan, III (a)	400,000	13.9%	$4.15	11/08/2015	$1,043,965	$2,645,612
Matthew Hale (b)	200,000	6.9%	$4.15	11/08/2015	$521,983	$1,322,806

(a)	Mr. Mahan was awarded one option grant totaling 400,000 options. 200,000 of the options granted to Mr. Mahan in 2005 vest annually in four equal installments beginning November 8, 2006; 100,000 vest when our stock price reaches $8.00 per share; and 100,000 vest when our stock price reaches $10.00 per share.
(b)	Options granted to Mr. Hale in 2005 vest annually in four equal installments beginning November 8, 2006.
(c) Mr. Ellertson was not an executive officer of the Company at December 31, 2005.
2005 Option Exercises and Values
     The following table provides information on exercises of stock options during fiscal year 2005 by the named executive officers and the value of unexercised options at the end of the year.
Aggregated Option Exercises in 2005 and Fiscal Year-End Option Values

Value of
Unexercised in the
			Number of Securities	Money Options at
		Value	Underlying Unexercised	FY-end
	Shares Acquired	Realized ($)	Options at FY-end (#)	($) (b)
Name	on Exercise (#)	(a)	Exercisable/Unexercisable	Exercisable/Unexercisable
Jaime W. Ellertson	—	—	2,039,527 / -0-	$268,900 /$-0-
James S. Mahan, III	—	—	1,915,000 / 565,000	$11,700 / 91,700
Matthew Hale	—	—	379,760 / 371,750	$58,500 / 98,500

(a)	Based on the market value of our common stock at date of exercise, less the exercise price.

(b)	Based on the closing price per share of our common stock on December 31, 2005 of $4.35 on the Nasdaq National Market, less the exercise price, of all unexercised stock options having an adjusted exercise price less than that market value.

(c)	Mr. Ellertson was not an executive officer of the Company at December 31, 2005.
Employment Agreements
     We entered into employment agreements with two of our executive officers listed below (collectively referred to as “the executives”). Many unvested stock options held by the executives vest upon a change in control, as defined. This table summarizes the compensation to be paid pursuant to the terms of these agreements.

Executive	Date of Agreement	2006 Base Salary	2006 Target Bonus
James S. Mahan, III	April 30, 2001	$400,000	—
Matthew Hale	October 5, 2001	$275,125	$150,000
     Each executive’s base salary must be reviewed no less frequently than annually and may be increased at the discretion of S1. Executives will receive annual bonuses, payable no later than the end of the first fiscal quarter following the end of each fiscal year of S1 based on the attainment of specific S1 performance targets as may be agreed upon by each of them and S1. The annual bonuses will be designed so that upon meeting specified minimum thresholds the executives will be entitled to receive reduced bonus amounts if the agreed-upon targets are partially attained. Executives will be eligible to participate in any retirement, deferred compensation, fringe benefit or welfare benefit plan of S1, including any plan providing for employee stock purchases, pension or retirement income, retirement savings, employee stock ownership, deferred compensation or medical, prescription, dental, disability, employee life, group life, accidental death or travel accident insurance benefits that S1 may adopt for the benefit of executive employees. S1 agreed to pay or reimburse Mr. Hale for relocation expenses (including temporary living expenses for up to five months) that he paid or incurred in moving to Atlanta, plus a “tax gross-up” amount with respect to taxes imposed on such payment or reimbursement, including taxes imposed on the gross-up amount. S1 has agreed to pay or reimburse Mr. Mahan for dues, including initiation fees, incurred for country club memberships. The employment agreements with the executives provide for an initial term of three years, with successive renewals for one additional year on the first and each subsequent anniversary of the effective date, unless either the executive or S1 gives notice to the other that such party is terminating the term of employment.
     S1 may terminate each executive’s employment at any time during the term of his employment agreement. If S1 terminates the executive other than for “cause” (as defined) or because of his disability or death, the terminated executive would be entitled to (a) his base salary due through the termination date, plus a pro rata portion of the annual bonus that would have been payable for the year in which the termination occurs (based on actual results to date and budgeted results for the remainder of the period), (b) continued salary and benefits for 24 months in the case of Mr. Mahan or 12 months in the case of Mr. Hale, after such termination and (c) in the case of Mr. Mahan, an annual bonus during such 24-month period equal to the average annual bonus paid to him during the preceding 36 months. In addition, under the employment agreements for Mr. Mahan, if any payment or distribution by S1 to an executive or for his benefit (including accelerated vesting of stock options) would constitute an excess parachute payment under the Internal Revenue Code, as amended, S1 will make a “gross-up” payment, in an amount, after taxes, sufficient to pay the excise tax that is imposed on excess parachute payments so that, after paying the excise tax, the executive would receive a net after-tax amount that is the same as the amount they would have received if no excise tax had been imposed. Under each of the employment agreements, however, no such “gross-up” payment would be made if the net after-tax benefit to the executive would be at least $100,000 more than the maximum after-tax amount the executive could have received without incurring the excise tax (in which case, the payments and distributions to the executive would be capped at such maximum amount) and that the aggregate amount of “gross-up” payments that will be paid by S1 for all employees who have employment agreements, including the executives, would not exceed $10,000,000. If the executive terminates his employment for “good reason” (as defined in the agreements), he would be entitled to the same compensation and benefits as if S1 had terminated his employment without cause. If the employment of the executive terminates because of his death or disability, S1 would pay him, or his beneficiaries, his base salary due through the date of termination, plus a pro rata portion of his annual bonus, as described above.
     Under the employment agreements, if the employment of Mr. Mahan or Mr. Hale is terminated by S1 without “cause” or by him for “good reason” (as defined in the agreements) after a change in control of S1, options held by that person would be 100% vested and exercisable. For Mr. Mahan, upon the occurrence of a change in control of S1 (without regard to whether the employment of the executive is terminated), the vesting schedule under options held by them would be changed so that two-thirds of the shares as to which the options have not vested before the change in control would vest on a monthly basis over the remaining vesting period set out in the option agreements, and the remaining unvested shares would continue to vest on the original schedule.
     Mr. Ellertson has not served as Chief Executive Officer since July 2005. At that time, his employment agreement was terminated. Under his employment agreement, Mr. Ellertson was entitled to the following as an employee:
–	base salary reviews no less frequently than annually and may be increased at the discretion of S1;

–	annual bonuses, payable no later than the end of the first fiscal quarter following the end of each fiscal year of S1 based on the attainment of specific S1 performance targets as may be agreed upon by each of them and S1. The annual bonuses will be designed so that upon meeting specified minimum thresholds the executives will be entitled to receive reduced bonus amounts if the agreed-upon targets are partially attained;

–	participation in any retirement, deferred compensation, fringe benefit or welfare benefit plan of S1, including any plan providing for employee stock purchases, pension or retirement income, retirement savings, employee stock ownership, deferred compensation or medical, prescription, dental, disability, employee life, group life, accidental death or travel accident insurance benefits that S1 may adopt for the benefit of executive employees;

–	relocation expenses (including temporary living expenses for up to five months) that he paid or incurred in moving to Atlanta, plus a “tax gross-up” amount with respect to taxes imposed on such payment or reimbursement, including taxes imposed on the gross-up amount; and

–	payment or reimbursement for dues, including initiation fees, incurred for country club memberships.
     In connection with Mr. Ellertson’s termination, he is entitled to (a) his base salary due through the termination date, plus a pro rata portion of the annual bonus that would have been payable for the year in which the termination occurs (based on actual results to date and budgeted results for the remainder of the period), (b) continued salary and benefits for 24 months after his termination and (c) an annual bonus during such 24-month period equal to the average annual bonus paid to him during the preceding 36 months. In addition, under the employment agreements for Mr. Ellertson, if any payment or distribution by S1 to an executive or for his benefit (including accelerated vesting of stock options) would constitute an excess parachute payment under the Internal Revenue Code, as amended, S1 will make a “gross-up” payment, in an amount, after taxes, sufficient to pay the excise tax that is imposed on excess parachute payments so that, after paying the excise tax, Mr. Ellertson would receive a net after-tax amount that is the same as the amount he would have received if no excise tax had been imposed. However, no such “gross-up” payment would be made if the net after-tax benefit to Mr. Ellertson would be at least $100,000 more than the maximum after-tax amount the executive could have received without incurring the excise tax (in which case, the payments and distributions to the executive would be capped at such maximum amount) and that the aggregate amount of “gross-up” payments that will be paid by S1 for all employees who have employment agreements, including the executives, would not exceed $10,000,000. Additionally, we accelerated vesting on 392,277 stock options previously granted to Mr. Ellertson. In order to receive termination benefits, Mr. Ellertson is required to execute a settlement agreement with S1. As of the date of this filing, this agreement has not been signed, therefore we have not paid Mr. Ellertson any termination benefits.
     All named executive officers, except Mr. Hale, are subject to confidentiality, non-disclosure and non-competition agreements whereby they agreed that they would not reveal to anyone any of the trade secrets or proprietary or confidential information of S1 or its subsidiaries and that they would not make use of such information otherwise than for the benefit of S1. Each of the executives also agreed that, while employed by S1 and for a period of 24 months after termination of his employment for any reason other than because of non-renewal of his employment agreement by S1, he would not do any of the following: (1) engage in any business activity that competes with S1; (2) solicit, recruit or hire any S1 employee to work for a third party; and (3) solicit or induce any customer of S1 to become a customer of any competing person or entity or to cease doing business with S1.
COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION
      S1’s executive compensation policies are designed to provide competitive levels of compensation, to assist S1 in attracting and retaining qualified executives and to encourage superior performance.
      The compensation committee is guided by the following four key principles in determining the compensation of the Company’s executive officers:

•	Competition. Compensation should reflect the competitive marketplace, so the Company can attract, retain, and motivate talented executives.

•	Accountability for Business Performance. Compensation should be tied in part to financial performance, so that executives are held accountable through their variable compensation for the performance of the business unit for which they are responsible and the organization as a whole. We consider various measures of business performance, including revenues, contribution margin, days sales outstanding, operating budgets and customer satisfaction. A portion of each executive’s variable compensation is tied to performance of the overall company. The remaining variable compensation is tied to the business unit for which the executive is responsible. Each executive has variable compensation targets specific to their business unit and the overall performance of the company. The metrics used differ for each executive. If these targets are not met, the compensation committee may nonetheless use its discretion to award bonuses to executives. We also consider the above referenced performance metrics in determining base salaries for executives, however we do not assign the performance measures relative weights. Instead, we make a subjective determination after considering all such measures collectively.

•	Accountability for Individual Performance. Compensation should be tied in part to the individual’s performance to encourage and reflect individual contributions to the Company’s performance. In determining base salaries, we consider each officer’s leadership, level responsibility, prior experience, and our judgment as to individual performance over the previous year, as well as the executive’s potential for development and performance in the future. We do not apply formulas or assign these factors specific mathematical weights; instead, we exercise our judgment and discretion.

•	Alignment with Stockholder Interests. Compensation should be tied in part to the Company’s stock performance through stock options to align executives’ interests with those of the Company’s stockholders. In determining the total amount to be granted annually to executives, the committee considers a number of factors, including the amount of unvested stock based equity compensation grants already held by executive officers, dilution, number of shares of common stock outstanding, responsibility level, future potential, and the performance of the company during the immediately preceding year.
      In addition, because the Company is facing a challenging operating environment marked by a decline in revenues, an increase in operating expenses and a decrease in share value, we recognize the particular importance of management stability, and we have tried to establish a compensation program that will help retain our executives and reward them for managing the company through this period.
      Compensation paid to our executive officers in 2005 consisted of the following components: base salary, long-term incentives (awards of stock options) and participation in S1’s other employee benefit plans. While the Company made progress in 2005 in developing and implementing programs designed to transform the Company to better meet the product and service needs of our customers and improve profitability, our results were not satisfactory, and therefore no bonuses were awarded to executive officers in 2005. Our executive officers have significant equity interests in S1’s success by virtue of stock-based compensation.

      Base Salary. Base salary is intended to signal the internal value of the position. In establishing the 2005 salary for each executive officer, the compensation committee considered, as appropriate, the nature and scope of each executive’s responsibilities, the executive’s prior compensation and performance in his or her job, the pay levels of similarly situated executives within the Company, the terms of any employment agreements, and comparative market compensation levels. We do not apply formulas or assign these factors specific mathematical weights; instead we exercise judgment and discretion.
      Long-Term Incentive Compensation. S1 uses stock options to provide long-term incentive compensation. The compensation committee endorses the position that stock ownership by management is beneficial in aligning management’s and stockholders’ interests in the enhancement of stockholder value. The purpose of stock option awards is to provide an opportunity for the recipients to acquire or increase a proprietary interest in S1, thereby creating a stronger incentive to expend maximum effort for the long-term growth and success of S1 and encouraging recipients to remain in the employ of S1. Officers and other full-time employees of S1 and its subsidiaries are eligible for grants under our 2003 Stock Incentive Plan. During 2005, stock options to purchase 600,000 shares of common stock were granted to our named executive officers. The increase in the size of the grant to Mr. Hale relative to his 2004 grant is based in part on his promotion to the position of President of North America Retail Banking, Global Wholesale Banking and Insurance Markets in October 2005. The increase in the size of the grant to Mr. Mahan relative to his 2004 grant is discussed below.
      Other. In addition to the compensation paid to executive officers described above, executive officers along with and on the same terms as other employees, receive certain benefits such as life and health insurance and participation in S1’s 401(k) Plan.
      CEO Compensation. The compensation of Mr. Mahan, the Company’s Chief Executive Officer, is based on the terms of the employment agreement between Mr. Mahan and the Company and is primarily cash compensation in form of a base salary and stock-based compensation in the form of stock options. The terms of Mr. Mahan’s employment agreement are described on page 12 of this proxy statement. In 2005, the Company faced a very challenging operating environment marked by a decline in revenues, an increase in expenses, and a decrease in share value. The board recognized that it would take significant commitment, dedication and effort to work through a difficult time for S1 with focus and speed. The board knew that it was important to have the right leadership with knowledge and capabilities required to execute our plan to deliver long-term shareholder value with a sense of urgency. To that end, Mr. Mahan, who first served as the Company’s Chief Executive Officer from 1995-2000, was reappointed by the Board of Directors as Chief Executive Officer in July 2005. Mr. Mahan’s employment agreement provides that he will received a fixed annual salary of $600,000. Effective 2001, Mr. Mahan voluntarily reduced his base salary to $450,000. However, in 2005, Mr. Mahan was paid an annual salary of $512,500, which was paid as follows: (i) from January 2005 until July 2005, Mr. Mahan was paid at an annual base salary rate of $450,000. Upon his appointment to the position of Chief Executive Officer in July 2005, Mr. Mahan was paid at an annual base salary rate of $600,000, as provided for in his employment agreement. The Compensation Committee believed it appropriate to pay Mr. Mahan at the higher rate provided for in his employment agreement based on the increase in his responsibilities as Chief Executive Officer. Effective January 1, 2006, at Mr. Mahan’s request, his employment agreement has been amended to decrease the base salary from $600,000 to $450,000. For 2005, Mr. Mahan was eligible to earn a cash bonus of up to $210,000 based on the attainment of specific Company performance targets. As mentioned above, the compensation committee considered the performance of the Company and determined that performance goals were not met for 2005 and no bonus was awarded to Mr. Mahan.
      As discussed above, the Company believes that a portion of executive compensation should be closely aligned to both the Company’s and individual’s performance. In this regard, the Company awarded Mr. Mahan stock options which are designed to motivate Mr. Mahan to meet the Company’s long-term performance goals. Specifically, in 2005 Mr. Mahan was awarded options to purchase 400,000 shares of Company common stock at an exercise price of $4.15 per share (the market value on the grant date) which vest as follows: 200,000 vest annually in four equal installments beginning November 8, 2006; 100,000 vest if and when the Company’s stock price reaches $8.00 per share; and 100,000 vest if and when the Company’s stock price reaches $10.00 per share. These options require the Company’s stock price to appreciate in order for Mr. Mahan to realize any benefit, thus directly linking the Company’s performance to part of his overall compensation package.
      We considered this level of pay and option grant appropriate for several reasons, including: the difficult circumstances facing the Company under which Mr. Mahan assumed the executive leadership of the Company as its Chief Executive Officer; the need to retain and motivate Mr. Mahan to lead the Company’s plan for creating long-term shareholder value; his prior track record of effective leadership and vision in leading the Company; his strategic planning initiatives for positioning the Company to realize its full potential to deliver long-term value to our shareholders, customers and employees; and comparable compensation information. In making this determination, we did not apply formulas or assign any of these factors specific mathematical weights; instead, we exercise judgment and discretion.
      Internal Revenue Code Section 162(m). In 1993, the Internal Revenue Code of 1986, as amended, was amended to disallow publicly traded companies from receiving a tax deduction on compensation paid to executive officers in excess of $1 million (section 162(m) of the Code), unless, among other things, the compensation meets the requirements for performance-based compensation. S1 did not take this limitation into account prior to fiscal 1999 in structuring most of its equity compensation programs and in determining executive compensation. The compensation committee considered the deductibility limit for compensation when awarding equity-based compensation beginning in fiscal 1999. Our Amended and Restated 1995 Stock Option Plan contains provisions to allow option grants to qualify for an exemption from that limit.

Compensation Committee
M. Douglas Ivester (Chairman)
Thomas P. Johnson
Gregory J. Owens
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
     The Compensation Committee of the board of directors during fiscal year 2005 was composed of Mr. Ivester, who is the Chairman, and Messrs. Owens and Johnson. No member of the Compensation Committee was an officer or employee of the company or any subsidiary of the company during fiscal year 2005. There are no interlock relationships as defined in the applicable SEC rules.
PERFORMANCE OF OUR COMMON STOCK
     The following table sets forth comparative information regarding the cumulative stockholder return on our common stock since December 31, 2001. Total stockholder return is measured by dividing cumulative dividends for the measurement period (assuming dividend reinvestment) plus share price change for the period by the share price at the beginning of the measurement period. Neither S1 nor Security First Network Bank has paid dividends on its common stock from the date of the initial public offering of Security First Network Bank, May 26, 1996, to December 31, 2005. Our cumulative stockholder return over this period is based on an investment of $100 on December 31, 2001 and is compared to the cumulative total return of the Interactive Week Internet Index and the Nasdaq Composite Index.
Comparison of Cumulative Total Return Among
S1, Interactive Week Internet Index and Nasdaq Composite Index
from December 31, 2001 to December 31, 2005

Index	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05
S1 Corporation	100	28	50	56	27
Interactive Week Internet Index	100	57	98	119	121
NASDAQ Composite Index	100	68	102	111	113

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
     As of December 31, 2005, S1 owned approximately 23% of Yodlee, Inc.’s outstanding common and preferred shares. The chairman of our board of directors is also a director of Yodlee. S1 entered into a sales representation agreement and a data center agreement with Yodlee in 2001. Under the terms of the sales representation agreement, as amended, S1 is a non-exclusive reseller of Yodlee’s aggregation service. In connection with this arrangement, S1 made a nonrefundable prepayment of $10.0 million to Yodlee. The agreement and the prepayment expired in July 2005, the agreement was extended through January 2006 for current customers only. Through December 31, 2004, S1 had recouped approximately $2.9 million from S1’s customers and Yodlee under this agreement. Under the data center agreement, S1 agreed to provide Yodlee with certain data center services for a fee. During 2004 and 2005, S1 provided data center services in the amounts of $0.4 million and $0.4 million, respectively, for Yodlee under this agreement. The data center agreement was terminated as of December 31, 2005. At December 31, 2004 and 2005, S1 had receivables from Yodlee of $0.1 million and $0.1 million, respectively, for services performed under this agreement. S1 and Yodlee signed a new reseller agreement effective February 1, 2006 for Yodlee’s aggregation product. The new reseller agreement has a three year term. Under the agreement, S1 paid Yodlee a non-refundable upgrade fee of $50,000 and will pay Yodlee an annual maintenance fee of $20,000 during the term of the agreement, as well certain other maintenance fees and license fees based in part on product utilization. The new agreement expires on January 31, 2009.
     In 2005, we generated revenues of approximately $45 million from services provided to State Farm Mutual Automobile Insurance Company, a customer and a beneficial owner of more than 5% of the Company's Common Stock. Revenue from State Farm is expected to be between $44 million to $48 million in 2006.
     We are party to a Master Software Development and Consulting Services Agreement with State Farm Mutual Automobile Insurance Company. As is typical with most of our customers, the agreement acts as a framework to govern our primary relationship with State Farm, does not stipulate that we are the preferred supplier to the customer and does not provide that we are entitled to any minimum amount of work or revenues. Under this agreement, we provide State Farm professional services and software development services. Each work assignment is separately priced and negotiated by the parties, with the terms of each assignment specified in an individual work order governing the assignment. The work orders provide for the services to be performed by us for the project, the deliverables, the sequential order for delivery of the deliverables, acceptance criteria specified for acceptance of a deliverable, and the fee to be paid with an explanation for each fee being charged under the work order. Fees charged under these work orders are comparable to those charged to other customers for similar services. The Master Software Development and Consulting Services Agreement, as well as any work order placed thereunder, is terminable by either party at any time on 90 day’s notice.
      Pursuant to the Settlement Agreement, the Company agreed to reimburse the Ramius Group up to $87,500 for its reasonable, documented out-of-pocket fees and expenses incurred in connection with its dispute with the Company relative to the nomination of directors to the Company’s Board at the 2006 annual meeting of stockholders. Director Jeffrey C. Smith is a managing director of Ramius Capital Group, L.L.C., one of the parties to the Settlement Agreement.

Item 15. Exhibits and Financial Statement Schedules.
     (a) (3) The exhibits listed are filed as part of this report and incorporated in this report by reference:

Exhibit
No.	Exhibit Description
3.1	Amended and Restated Certificate of Incorporation of S1 Corporation (“S1”) (filed as Exhibit 1 to S1’s Registration Statement on Form 8-A filed with the Securities and Exchange Commission (the “SEC”) on September 30, 1998 and incorporated herein by reference).

3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation of S1 dated June 3, 1999 (filed as Exhibit 4.2 to S1’s Registration Statement on Form S-8 (File No. 333-82369) filed with the SEC on July 7, 1999 and incorporated herein by reference).

3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation of S1 dated November 10, 1999 (filed as Exhibit 3.3 to S1’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and incorporated herein by reference).

3.4	Certificate of Designation for S1’s Series B Redeemable Convertible Preferred Stock (filed as Exhibit 2 to S1’s Registration Statement on Form 8-A filed with the SEC on September 30, 1998 and incorporated herein by reference).

3.5	Certificate of Designations for S1’s Series E Convertible Preferred Stock (filed as Exhibit 3 to S1’s Registration Statement on Form S-8 (File No. 333-72250) filed with the SEC on October 26, 2001 and incorporated herein by reference).

3.6	Amended and Restated Bylaws of S1, as amended (filed as Exhibit 3.6 to S1’s Amendment No. 1 to Form 10-K/A filed with the SEC on March 30, 2006 and incorporated herein by reference).

4.1	Specimen certificate for S1’s common stock (filed as Exhibit 4 to S1’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000 and incorporated herein by reference).

4.2	Specimen certificate for S1’s Series B Redeemable Convertible Preferred Stock (filed as Exhibit 4.3 to S1’s Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and incorporated herein by reference).

4.3	Specimen certificate for S1’s Series E Convertible Preferred Stock (filed as Exhibit 4.2 to S1’s Registration Statement on Form S-3 (File No. 333-75178) filed with the SEC on December 14, 2001 and incorporated herein by reference).

10.1	Stock Purchase Agreement, dated as of June 29, 1998, by and among SFNB, S1 and State Farm Mutual Automobile Insurance Company (filed as Exhibit 10.4 to Pre-Effective Amendment No. 2 to the S1’s Registration Statement on Form S-4 (File No. 333-56181) filed with the SEC on August 21, 1998 and incorporated herein by reference).

10.2	Stock Subscription Warrant, dated December 23, 1999, issued by S1 to America Online, Inc. (filed as Exhibit 10.16 to S1’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and incorporated herein by reference).

10.3	Alliance Center Office Lease Agreement, entered into as of February 25, 2000, by and between Solano Associates, as Landlord, and Security First Technologies, Inc., as Tenant (filed as Exhibit 10.3 to S1’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000 and incorporated herein by reference).

10.4	Security First Technologies Corporation Amended and Restated 1995 Stock Option Plan (filed as Appendix B to S1’s definitive proxy statement for S1’s 1999 annual meeting of shareholders and incorporated herein by reference).*

10.5	Amendment to Security First Technologies Corporation Amended and Restated 1995 Stock Option Plan (filed as Exhibit 10.3 to S1’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000 and incorporated herein by reference).*

Exhibit
No.	Exhibit Description
10.6	Security First Network Bank Amended and Restated Directors’ Stock Option Plan (filed as Exhibit 10.2 to Pre-Effective Amendment No. 2 to S1’s Registration Statement on Form S-4 (File No. 333-56181) filed with the SEC on August 21, 1998 and incorporated herein by reference).*

10.7	Amendment to Security First Network Bank Amended and Restated Directors’ Stock Option Plan (filed as Exhibit 10.1 to S1’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000 and incorporated herein by reference).*

10.8	Security First Technologies Corporation 1998 Directors’ Stock Option Plan (filed as Exhibit 10.3 to Pre-Effective Amendment No. 1 to S1’s Registration Statement on Form S-4 (File No. 333-56181) filed with the SEC on July 30, 1998 and incorporated herein by reference).*

10.9	Amendment to Security First Technologies Corporation 1998 Directors’ Stock Option Plan (filed as Exhibit 10.2 to S1’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000 and incorporated herein by reference).*

10.10	Employment Agreement, entered into as of October 5, 2001, by and between S1 and Matthew Hale (filed as Exhibit 10.36 to S1’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and incorporated herein by reference).*

10.11	Employment Agreement, entered into as of April 27, 2001, by and between S1 and Jaime Ellertson (filed as Exhibit 10.1 to S1’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002 and incorporated herein by reference).*

10.12	Employment Agreement, entered into as of April 30, 2001, by and between S1 and James Mahan (filed as Exhibit 10.2 to S1’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002 and incorporated herein by reference).*

10.13	S1 Corporation 2003 Stock Option Plan (filed as Attachment A to S1’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 18,2003 and incorporated herein by reference).*

10.14	Stock Purchase Agreement By and Among S1 Corporation, Davidge Data Systems Corp. and GL Consultants, Inc. Dated as of October 20, 2004 (filed as Exhibit 99 to S1’s Current Report on Form 8-K filed with the SEC on October 25, 2004 and incorporated herein by reference).

10.15	Share Purchase Agreement, dated November 6, 2004, among several persons listed in Schedule I thereto and S1 Corporations (filed as Exhibit 2.1 to S1’s Current Report on Form 8-K filed with the SEC on November 16, 2004 and incorporated herein by reference).

10.16	Agreement and Plan of Merger By and Among S1 Corporation, Edify Corporation, Edify Holding Company, Inc., Intervoice, Inc., and Arrowhead I, Inc., dated as of November 18, 2005 (filed as Exhibit 2.1 to S1’s Current Report on Form 8-K filed with the SEC on January 4, 2006 and incorporated herein by reference).

10.17	Description of Arrangement for Directors Fees (incorporated by reference to Exhibit10.17 of the Company’s Form 10-K filed with the Securities and Exchange Commission on March 16, 2006).

10.18	Master Software Development and Consulting Agreement between Security First Technologies, Inc. (S1) and State Farm Mutual Automobile Insurance Company, dated March 31, 2000.

21	Subsidiaries of S1 (incorporated by reference to Exhibit 21 of the Company’s Form 10-K filed with the Securities and Exchange Commission on March 16, 2006).

23.1	Consent of Independent Registered Public Accounting Firm (incorporated by reference to Exhibit 23.1 of the Company’s Form 10-K filed with the Securities and Exchange Commission on March 16, 2006).

Exhibit
No.	Exhibit Description
31.1	Certificate of Chief Executive Officer dated March 15, 2006 (incorporated by reference to Exhibit 31.1 of the Company’s Form 10-K filed with the Securities and Exchange Commission on March 16, 2006).

31.2	Certificate of Chief Financial Officer dated March 15, 2006 (incorporated by reference to Exhibit 31.2 of the Company’s Form 10-K filed with the Securities and Exchange Commission on March 16, 2006).

31.3	Certificate of Chief Executive Officer dated March 30, 2006 (incorporated by reference to Exhibit 31.3 of the Company’s
Form 10-K/A No. 1 filed with the Securities and Exchange Commission on March 30, 2006).

31.4	Certificate of Chief Financial Officer dated March 30, 2006 (incorporated by reference to Exhibit 31.4 of the Company’s
Form 10-K/A No. 1 filed with the Securities and Exchange Commission on March 30, 2006).

31.5	Certificate of Chief Executive Officer dated May 1, 2006. (incorporated by reference to Exhibit 31.5 of the Company’s Form 10-K/A No. 2 filed with the Securities and Exchange Commission in May 1, 2006).

31.6	Certificate of Chief Financial Officer dated May 1, 2006. (incorporated by refrence to Exhibit 31.6 of the Company’s Form 10-K/A No. 2 filed with the Secutities and Exchange Commission on May 1, 2006).

31.7	Certificate of Chief Executive Officer dated _____ , 2006.

31.8	Certificate of Chief Financial Officer dated _____ , 2006.

32.1	Certificate of Chief Executive Officer pursuant to §906 of the Sarbanes -Oxley Act of 2002 (incorporated by reference to Exhibit 32.1 of the Company’s Form 10-K filed with the Securities and Exchange Commission on March 16, 2006).

32.2	Certificate of Chief Financial Officer pursuant to §906 of the Sarbanes -Oxley Act of 2002 (incorporated by reference to Exhibit 32.2 of the Company’s Form 10-K filed with the Securities and Exchange Commission on March 16, 2006).

*	Management contract or compensatory plan.

SIGNATURE
     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, as of ________ 2006.

S1 CORPORATION

By:

James S. Mahan, III
Chief Executive Officer

Exhibit 10.18
MASTER SOFTWARE DEVELOPMENT AND CONSULTING SERVICES AGREEMENT
Agreement #003703397
     This is an agreement (the “Agreement”) between Security First Technologies, Inc. (“S1”), a company located at 3390 Peachtree Road, Suite 1700, Atlanta, Georgia 30326-1108 and State Farm Mutual Automobile Insurance Company, its subsidiaries and affiliates (“STATE FARM”), located at One State Farm Plaza, Bloomington, Illinois 61710.
WITNESSETH
     WHEREAS, it is the desire of the parties that, from time to time, in accordance with the terms and conditions hereof, S1 shall, for STATE FARM, develop mutually agreed upon (i) modifications or enhancements to the Licensed Programs as defined in the Remote Financial Services and Data Processing Agreement entered into as of the 30th day of June, 1998 or (ii) additional programs (collectively “Software”); or S1 shall (iii) provide consulting services (“Consulting Services”).
     WHEREAS, the parties intend that any work orders for Software, Enhancements, or Consulting Services that are executed after the effective date of this Agreement will be governed by this Agreement.
     ACCORDINGLY, the parties agree as follows:
     1. TERM OF AGREEMENT. This Agreement shall become effective on the date the second of the two parties executes this Agreement below and remain in effect for the duration of later term of either the Remote Financial Services and Data Processing Agreement entered into as of the 30th day of June, 1998 or the Software License Agreement entered into as of the 31st day of December, 1998.
     2. SERVICES. STATE FARM shall from time to time ask S1 to provide Software and Consulting Services. STATE FARM shall make its request on a work order, the form of which is attached hereto and incorporated herein as Exhibit A (the “Work Order”). Each Work Order shall be in the format prescribed in Exhibit A and shall set forth, among other things, a description of the Software and/or the Consulting Services to be delivered (collectively the “Deliverables”), the sequential order for delivery of the Deliverables, acceptance criteria specified for acceptance of a Deliverable (the “Acceptance Criteria”), and the fee to be paid with an explanation for each fee being charged under the Work Order (the “Fee Schedule”).

     3. WORK ORDER AND FEES. Upon execution of the Work Order by both parties, S1 shall provide the Deliverables according to that particular Work Order. In consideration of S1 performing and completing its responsibilities hereunder, STATE FARM shall pay S1 the fee set forth in the particular Work Order. Such compensation shall be due and payable thirty (30) days following STATE FARM’S receipt of an accurate and legible invoice. All invoices shall reference the Work Order associated with the invoice. Any fees not paid within such thirty (30) day period shall bear interest at the prime plus two percent (2%) rate per annum, as published bi-weekly in the Wall Street Journal, calculated from the date the payment was due until the date the payment is received by S1. STATE FARM’s payment of such interest on late payments shall not prevent S1 from exercising any other rights under this Agreement and applicable law.
     4. MEETINGS. When deemed necessary by either party, in order to provide the Deliverables, S1 and STATE FARM personnel shall meet at a mutually agreeable time and place. Both parties acknowledge that it shall be necessary to cooperate reasonably in order to carry out this Agreement, and each agrees to cooperate reasonably with the other.
     5. CONFIDENTIALITY.
     a. In the course of their performance under this Agreement, the parties may learn or have access to certain confidential, business, trade secret, proprietary or other similar information or products of the other party or of the other party’s vendors, consultants, suppliers, customers or agents (the “Confidential Information”). The parties will keep strictly confidential any such Confidential Information.
     b. The party providing Confidential Information to the other party is referred to as the “Disclosing Party,” and the party receiving the Confidential Information of the Disclosing party is referred to as the “Receiving Party.” Confidential Information will not include products or information that:
i.	are in the public domain, or in the possession of the Receiving Party, without restriction at the time of receipt under this Agreement;

ii.	are used or released with the prior written approval of the Disclosing Party;

iii.	are independently developed by the Receiving Party; or

iv.	are ordered to be produced by a court of competent jurisdiction or appropriate regulatory authority, but in such case the Receiving Party producing the Confidential Information agrees to notify the Disclosing Party immediately and cooperate with the Disclosing Party in asserting a confidential or protected status for the Confidential Information.

     c. The Receiving Party may furnish access to Confidential Information of the Disclosing Party to third parties providing services to the Receiving Party, to the extent needed in connection with the performance of services directly or indirectly for the benefit of STATE FARM, provided that:
i.	such third parties have agreed in writing with either the Receiving Party or the Disclosing Party, in terms no less restrictive than the confidentiality obligations under this Agreement, to keep confidential the Confidential Information; and

ii.	such third parties have agreed in writing with either the Receiving Party or the Disclosing Party not to use the Confidential Information for their own benefit or the benefit of any person or entity besides STATE FARM; and

iii.	the Receiving Party, when allowing such third parties access to the Disclosing Party’s Confidential Information, will not exceed the license or use restrictions in the Agreement.
     d. If S1 receives any Confidential Information of any vendor, consultant, supplier, customer or agent of STATE FARM in connection with S1’s performance of services under this Agreement, S1 will not use that Confidential Information for any purpose other than the provision of services to STATE FARM.
     e. Each party will return to the Disclosing Party upon the Disclosing Party’s request any Confidential Information and copies thereof. The provisions of this Section 6 will survive termination of this Agreement.
     6. PERFORMANCE STANDARDS:
     a. The S1 or STATE FARM representatives who fulfill their respective responsibilities under this Agreement have the ability and expertise to perform their responsibilities hereunder, and in doing so shall use commercially acceptable standards of professional workmanship. STATE FARM shall have the right to reject any of S1’s employees whose qualifications in STATE FARM’S judgment do not meet commercially acceptable standards of professional workmanship. S1 and STATE FARM agree to make a good faith commercially reasonable effort to adhere to the other party’s required qualifications. Both parties shall work together to resolve issues pertaining to changes in scheduling, resource impact, and priorities in accordance with the following:
i.	STATE FARM shall delineate the individual rejected in writing and submit it to the S1 project manager.

ii.	S1’s project manager shall estimate the scheduling impact associated with replacing the rejected employee. S1 will provide such information in writing to the STATE FARM project manager.

iii.	The STATE FARM project manager will review the expected impact and either approve the estimated impact or work with the S1’s project manager to resolve any modifications to such scheduling.
     b. S1 expressly warrants that any Software and Enhancements covered by this Agreement do not and shall not contain any lock, clock, timer, counter, copy protection feature, lockout device, dissolve feature, a hole in the security system, (often referred to as a trap door or backdoor), replication device, defect (“virus” or “worm” as such terms are commonly used in the computer industry), CPU serial number reference, code, error message, or any other device which (i) might lock, disable or erase the Software and Enhancement; (ii) might prevent STATE FARM from fully using the Software and Enhancement; (iii) might require action or intervention by S1 or any other person or entity to allow STATE FARM to use the Software and Enhancement; or (iv) might affect the functionality of the Software and Enhancement in any way.
     c. S1 expressly warrants that the Software and Enhancement will neither fail due to, nor produce incorrect results in, date-related processing, including processing of dates later than 1999, or leap years.
     d. Both parties warrant that there are no current or threatened legal proceedings that would adversely affect its ability to perform its obligations under this Agreement S1 also warrants that after reasonable review, that neither S1 nor or any of its employees, subcontractors or agents who will perform services under this Agreement have been convicted of felony offense involving dishonesty or a breach of trust.
     e. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, S1 AND STATE FARM EXPRESSLY DISCLAIM, AND LICENSOR AND LICENSEE HEREBY WAIVE, ALL OTHER REPRESENTATIONS OR WARRANTIES, EXPRESSED OR IMPLED, INCLUDING, BUT NOT LIMITED TO, REPRESENTATIONS OR WARRANTIES OF MERCHANTABILITY, FITNESS FOR ANY PARTICULAR PURPOSE, AND WARRANTIES ARISING OUT OF COURSE OF DEALING OR COURSE OF PERFORMANCE.
     7. OWNERSHIP, LICENSE, AND MAINTENANCE:
     a. All Deliverables provided to STATE FARM by S1 under this Agreement shall be the sole and absolute property of S1, except for those ideas, techniques and materials that identify STATE FARM, contain STATE FARM’S Confidential Information, or according to the Work Order, are jointly developed exclusively for STATE FARM, which ideas, techniques or materials shall be exclusively owned by STATE FARM.
     b. License of Software: S1 hereby grants to STATE FARM without any additional charge whatsoever, a non-transferable, perpetual, royalty-free, non-exclusive, enterprise wide license for STATE FARM, its employees and independent contractor insurance agents and/or their staff personnel to use, reproduce, modify, improve, transmit, display, perform maintenance on, provide access to, and create derivative works from, the Software and the Enhancements; provided, however, STATE FARM may not sell, license or distribute the Software and Enhancements to any third party, except its independent contractor insurance agents and/or their staff personnel; and, provided further, that STATE FARM may provide access to the Software and Enhancements to third parties whose duties for STATE FARM require such access. S1 will provide to STATE FARM the source code for the Software and Enhancements, but not for any third party software embedded in the Software and Enhancements. Notwithstanding the foregoing, STATE FARM’S right to create modifications, improvements and/or derivative works of the Software and Enhancements shall in no way create or transfer any right or title in the underlying Software and Enhancements. This license grant shall survive termination of this Agreement. Any Software and Enhancements delivered to STATE FARM under this Agreement shall be subject to the terms and conditions of this Agreement, and the Software License Agreement dated December 31, 1998.
     c. Maintenance of Software: S1 will provide maintenance and support for the Software and Enhancements at no additional charge whatsoever as long as STATE FARM remains current with respect to its procurement of maintenance for other S1 products that work in conjunction with the Software and Enhancements. STATE FARM acknowledges that in the event that it modifies, improves or creates derivative works from the Software and Enhancements, S1 shall be relieved of its responsibility to maintain the modified code.
     8. INFRINGEMENT INDEMNIFICATION:
     a. S1 shall indemnify and hold STATE FARM fully harmless against any and all third party claims, expenses, judgments, liabilities, damages or losses, including reasonable attorneys’ fees and expenses, and at S1’s sole expense shall defend all third-party actions and proceedings arising from any infringement or alleged infringement related to the Deliverables provided and furnished or used under this Agreement, to the extent such infringement or alleged infringement is caused by such S1 Deliverables. Notwithstanding the foregoing, S1 shall not indemnify STATE FARM for the above claims nor defend such actions to the extent such claims or actions are caused by:
i.	STATE FARM’S modification of the S1 Deliverables, and no infringement would have occurred without such modification, or

ii.	STATE FARM’S failure to use corrections or enhancements made available to STATE FARM by S1, provided that:
A.	STATE FARM has had a reasonable period of time to implement such corrections or enhancements; and

B.	Such corrections or enhancements do not adversely affect the functionality or performance of the S1 Deliverables in any material respect; or
iii.	STATE FARM’S use of the S1 Deliverables in combination with any product or information not supplied by S1, and no infringement would have occurred without such combination.

     b. In the event that an injunction or restraining order is obtained against the use or distribution of any S1 Deliverable by STATE FARM because of infringement or alleged infringement of any United States or Canadian patent, copyright, trade secret, mask work or other intellectual property right or any proprietary, contract or other right of any third party, or in S1’s judgement any S1 Deliverable is likely to become the subject of a successful claim of such infringement, S1 shall, at S1’s option and expense, within a reasonable time period:
i.	Procure for STATE FARM the right to use the S1 Deliverable as provided in this Agreement; or

ii.	Replace or modify the Deliverable so it becomes non-infringing without materially affecting the performance thereof; or

iii.	If option (i.) and (ii.) are not available despite S1’s commercially reasonable efforts, it shall terminate the licenses granted hereunder, accept return of all copies of S1 Deliverables in STATE FARM’S possession, and refund to STATE FARM an amount equal to the depreciated fee paid by STATE FARM for such S1 Deliverables (calculated on a straight line basis over a ten (10) year life).
     c. STATE FARM shall indemnify and hold harmless S1 against any and all third party claims, expenses, judgments, liabilities, damages or losses, including reasonable attorneys’ fees and expenses, and shall defend all third party actions and proceedings at STATE FARM’S sole expense arising from any infringement or alleged infringement by STATE FARM’s technology or modifications or derivative works created by STATE FARM (collectively, “State Farm Works”) of any United States or Canadian patent, copyright, trade secret, mask work or other intellectual property right or any proprietary right of any third party to the extent such infringement or alleged infringement is caused solely by the State Farm Works, or S1’s permitted use of the State Farm Works.
     9. ACCEPTANCE.
     a. S1 shall furnish to STATE FARM Deliverables that fully conform to the Work Order in all material respects. Whenever S1 provides to STATE FARM a Deliverable required under an applicable Work Order, S1 shall notify STATE FARM in writing of the delivery and request acceptance of it. STATE FARM shall have the right to evaluate and test each Deliverable in accordance with the Acceptance Criteria specified in the Work Order. Within ten (10) business days of delivery (or such greater or shorter period as may be specified in a Work Order as to a specific Deliverable) (the “Acceptance Period”), STATE FARM shall provide to S1 notification of its acceptance or rejection of the Deliverable in accordance with the Work Order. If STATE FARM does not accept or reject the Deliverable within the specified time period, such Deliverable shall be deemed accepted.

     b. If STATE FARM rejects the Deliverable within the specified period, STATE FARM shall provide S1 with notice of the rejection and the specific reasons justifying the rejection (the “Rejection Notice”). Within thirty (30) days of receipt of STATE FARM’S Rejection Notice, S1 shall: (i) correct the problems preventing acceptance, as specified in the Rejection Notice so that the Deliverable complies with the Work Order, at no additional charge to STATE FARM, or (ii) with the consent of STATE FARM, reach an agreement with STATE FARM on a plan to correct such problems within a period of time that is reasonable under the circumstances (which plan the parties agree to negotiate in good faith) and diligently proceed according to such plan until the problems have been corrected. STATE FARM shall, to the extent practical given the quality of the particular Deliverable, identify all problems at one time so as to avoid excessive, successive rejections.
     10. USE OF THE PARTIES’ NAMES. Neither party shall disclose or otherwise identify the other party orally or in any of its advertising, publications, or other media to be displayed or disseminated to its customers or other parties.
     11. INDEPENDENT CONTRACTOR. The parties expressly agree that S1 shall be an independent contractor for all purposes in the performance of this Agreement and that none of its employees or agents shall be considered an employee of STATE FARM for any purpose. S1 shall be responsible for compliance with all tax, workers’ compensation, and other applicable laws or regulations. S1 accepts exclusive liability for all contributions and payroll taxes payable under federal and state social security or old age benefit and unemployment insurance or workers’ compensation acts as to persons employed in the performance of this Agreement. Nothing in this Agreement shall be construed so as to constitute either party as a partner, employee, joint venturer, or agent of the other party.
     12. INSURANCE. During the term of this Agreement, S1 shall maintain in effect the following minimum levels of insurance coverage:

(A).	Commercial General Liability with limits not less than one million dollars ($1,000,000) per occurrence and one million dollars ($1,000,000) aggregate;

(B).	Commercial Automobile Liability with limits not less than one million dollars ($1,000,000) per Accident;

(C).	Umbrella Excess Liability with limits not less than five million dollars ($5,000,000) per occurrence and five million dollars ($5,000,000) Aggregate;

(D).	Workers’ Compensation coverage as required by statute and Employers’ Liability with limits not less than: i) five hundred thousand dollars ($500,000) each accident, ii) five hundred thousand ($500,000) disease in the aggregate, and iii) five hundred thousand dollars ($500,000) disease per employee;

(E).	Professional Errors and Omissions Liability with limits not less than one million dollars ($1,000,000) per error and one million dollars ($1,000,000) in the aggregate.
     13. APPLICABILITY TO SUBCONTRACTORS. S1 shall ensure that its subcontractors also adhere to the applicable provisions of this Agreement.

     14. USE OF EQUIPMENT. In the event STATE FARM, in its sole discretion, decides to loan equipment to S1 to facilitate S1’s performance of the Agreement, S1 shall be responsible for any loss or damage to such equipment.
     15. HOLD HARMLESS. Each party (“Indemnitor”) expressly agrees, anything herein to the contrary notwithstanding, that it shall indemnify and hold the other party (“Indemnitee”) fully harmless against any and all damages to personal property, real property or for personal injury or death, sustained or incurred by a third party, including costs and reasonable attorneys’ fees, as a result of the negligent acts or omissions of Indemnitor, its employees or agents.
     16. LIMITATION OF LIABILITY. EXCEPT FOR THE PROVISIONS OF SECTIONS 9 AND 17 OF THIS AGREEMENT, UNDER NO CIRCUMSTANCES WHATSOEVER SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR ANY SPECIAL, CONSEQUENTIAL, INDIRECT, OR INCIDENTAL DAMAGES OF ANY KIND WHATSOEVER. EXCEPT FOR THE PROVISIONS OF SECTIONS 9 AND 17 OF THIS AGREEMENT, IN NO EVENT WHATSOEVER SHALL EITHER PARTY’S LIABILITY TO THE OTHER PARTY FOR ANY REASON WHATSOEVER EXCEED IN THE AGGREGATE THE MUTUALLY AGREED TO COMPENSATION STIPULATED IN THE WORK ORDER UNDER WHICH THE LIABILITY ALLEGEDLY OCCURRED.
     17. NO WAIVER. It is expressly understood that if either party on any occasion fails to adhere to any term of this Agreement, and the other party does not enforce that term, the failure to enforce on that occasion shall not prevent enforcement on any other occasion.
     18. TERMINATION. Either party may, at its election and upon ninety (90) days prior written notice, terminate this Agreement or a Work Order or specific Consulting Services described in a Work Order. However, such termination shall not affect any right or claim of either party incurred or accruing prior to the date of termination, including without limitation, any right or claim of S1 payable for consulting services rendered or reimbursable expenses incurred prior to such termination date.
     19. ASSIGNMENT. Anything in the Agreement to the contrary notwithstanding, neither party may assign its duties under the Agreement to any other entity, including an entity which affiliates or merges with or acquires such party, except when such assignment of this Agreement is approved in advance by the other party in writing, which approval such other party may not unreasonably withhold.
     20. TIME IS OF THE ESSENCE. S1 acknowledges that time is of the essence to STATE FARM. STATE FARM acknowledges that time is of the essence to S1. It is the further expectation of the parties that the Deliverables to be provided under this Agreement shall be completed on the date specified in the relevant Work Order(s).

     21. FORCE MAJEURE. Neither party shall be liable for any delays in performance hereunder due to circumstances beyond its control including, but not limited to, acts of nature, acts of governments, delays in transportation, and delays in delivery or inability of suppliers to deliver. STATE FARM shall have the option to terminate any and all obligations under this Agreement as amended by so notifying S1 in writing if the delay in performance exceeds sixty (60) days from the originally agreed upon performance date. Notwithstanding the foregoing, such Force Majeure shall not excuse STATE FARM from making payments for the Deliverables that have been accepted by STATE FARM.
     22. NOTICES. All notices, demands, requests, or other communications which may be or are required to be given, served, or sent by any party to any other party pursuant to this Agreement shall be in writing and shall be hand delivered (including delivery by courier and overnight delivery service), or mailed by first class, registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to S1:	If to STATE FARM:

Security First Technologies, Inc.	State Farm Mutual Automobile Insurance Company
3390 Peachtree Road, N.E., Suite 1700	Three State Farm Plaza South, H-3
Atlanta, GA 30326	Bloomington, IL 61791-0001
Attn: Legal Department	Attn: Director of Technical Procurement Services
Telephone: 404-812-6200	Telephone: 309-766-3963
Telecopy: 404-812-6237	Telecopy: 309-763-4720

with a copy to:	with a copy to:

Security First Technologies, Inc.	State Farm Mutual Automobile Insurance Company
3390 Peachtree Road, N.E., Suite 1700	One State Farm Plaza, E-7
Atlanta, GA 30326	Bloomington, IL 61710-0001
Attn: Exec VP of Customer Operations	Attn: Scott Shaffer
Telephone: 404-812-6200	Telephone: 309-766-0797
Telecopy: 404-812-6717	Telecopy: 309-766-1919
Each party may designate by notice in writing a new address to which any notice, demand, request, or communication may thereafter be so given, served or sent. Each notice, demand, request, or communication which shall be mailed, delivered, or transmitted in any manner described above shall be deemed sufficiently given, served, sent or received for all purposes at such time as it is delivered to the addressee (with the return receipt, or the affidavit of messenger being deemed conclusive, but not exclusive, evidence of such delivery) or at such time as delivery is refused by the addressee upon presentation.
     23. SEVERABILITY. Terms and conditions of this Agreement shall be severable, and if for any reason any term or condition is determined to be invalid, illegal or unenforceable, the same shall not impair the operation of, or otherwise affect, the valid terms and conditions of this Agreement, so long as the intent of this Agreement is maintained.

     24. TAXES. STATE FARM shall pay any legally imposed sales/use taxes. Under no circumstances shall STATE FARM be liable for any penalties, fines, or other such charges incurred due to the failure of S1 to pay when due any taxes owed by STATE FARM under the Agreement. STATE FARM shall not be required to pay or reimburse S1 for taxes based upon the net income or franchise of S1, nor for taxes imposed upon S1 solely by reason of S1 doing business in or being incorporated in the jurisdiction imposing such taxes.
     If STATE FARM contests or attempts to avoid or reduce any such taxes, penalties, fines or other charges, S1 shall cooperate with STATE FARM in good faith and shall, at STATE FARM’S request, file any related document. S1 shall pass to STATE FARM any tax refund and related interest it receives based on STATE FARM’S previous payment or reimbursement of applicable taxes and related interest.
     25. SURVIVAL OF CERTAIN PROVISIONS. Those provisions which by their terms are intended to survive the termination of this Agreement, including, but not limited to, Sections 5, 6, 7, 8, 9,10,14,16 and 17 hereof, shall survive the termination of this Agreement for any reason.
This Agreement (and any attachments, addenda, and supplements thereto) shall be the complete and exclusive statement of the agreement between the parties as to the subject matter of this Agreement, and shall be binding upon each of the parties hereto, their respective successors, and to the extent permitted their assigns. This Agreement cannot be amended or otherwise modified, except as agreed to in writing by each of the parties hereto. This Agreement shall become effective on the date the second of the two parties to sign executes this Agreement below.

SECURITY FIRST TECHNOLOGIES, INC.	STATE FARM MUTUAL AUTOMOBILE
3390 Peachtree Road	INSURANCE COMPANY
Suite 1700	One State Farm Plaza
Atlanta, GA 30326-1108	Bloomington, IL 61710

/s/ Charles W. Ogilvie Signature	/s/ Ron Hartema Signature

Charles W. Ogilvie Printed or Typed Name	Ron Hartema Printed or Typed Name

General Manager Title	VP Title

3/27/00 Date	3/31/2000 Date

EXHIBIT A
WORK ORDER #
     This Work Order defines certain Software, Enhancements, and/or Consulting Services to be presented in accordance with the terms and conditions of that Master Software Development and Consulting Services Agreement, Agreement #                     (the “Agreement”) between State Farm Mutual Automobile Insurance Company, its subsidiaries and affiliates (“STATE FARM”) and                                         (“CONSULTANT”). In the event of a conflict between any of the terms and conditions of the Work Order and the Agreement, the Agreement will prevail.
I.	Topic and Objectives of Software, Enhancements and/or Services:

II.	Description of each Deliverable in sequential production order:

III.	Acceptance Criteria:

IV.	Fee Schedule:
Upon acceptance as per paragraph 10 in the Agreement, by STATE FARM Management, STATE FARM will pay to CONSULTANT the following fee for the accepted Deliverable:

1st Deliverable ( Description )	$
2nd Deliverable ( Description )	$
3rd Deliverable ( Description )	$
X Deliverable ( Description )	$
V.	Maximum Fee:
The maximum fee for this Work Order is not to exceed $                    .
VI.	Completion Date:
The anticipated completion date for the work described in this Work Order is ____/_____/______.
VII.	Acknowledgements:
Both parties acknowledge and agree to the following stipulations under this Work Order.
This Work Order shall be effective on the date the second of the two parties hereto signs below.

CONSULTANT	STATE FARM MUTUAL AUTOMOBILE
INSURANCE COMPANY
One State Farm Plaza
Bloomington, IL 61710

Signature	Signature

Printed or Typed Name	Printed or Typed Name

Title	Title

Date	Date

EXHIBIT 31.7
CERTIFICATIONS REQUIRED BY
RULE 13a-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934
I, James S. Mahan, III, certify that:
1.	I have reviewed this Form 10-K/A No. 3 of S1 Corporation;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Not applicable;

4.	Not applicable; and

5.	Not applicable.
Date:

James S. Mahan, III
Chief Executive Officer

EXHIBIT 31.8
CERTIFICATIONS REQUIRED BY
RULE 13a-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934
I, John A. Stone, certify that:
1.	I have reviewed this Form 10-K/A No. 3 of S1 Corporation;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Not applicable;

4.	Not applicable; and

5.	Not applicable.
Date:

John A. Stone
Chief Financial Officer